Exhibit 99.4

Consent to be Named as a Director Nominee

FST Corp. (the “Company”) is filing a Registration Statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to the reference to me in the proxy statement/prospectus included in such Registration Statement and any and all amendments and supplements thereto, as a member of the board of directors of the Company following the effective time of the business combination as described in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments thereto.

Date: July 18, 2024

/s/ Nick Ping-Chia Chen
Name: Nick Ping-Chia Chen